UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): N/A

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On September 4, 2003, the Registrant issued two press releases, which are attached as Exhibit 99.1 and Exhibit 99.2to this Report and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated September 4, 2003	E-1
99.2	Press Release dated September 4, 2003	E-3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                    Registrant

Date: September 4, 2003   /s/ Mark T. Schwetschenau
                                     Mark T. Schwetschenau
                                     Vice President and Controller
                                     (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated September 4, 2003	E-1
99.2	Press Release dated September 4, 2003	E-3

EXHIBIT 99.1

INTERNATIONAL'S HEAVY TRUCK PLANT TO REMAIN IN CHATHAM

Participation By Government of Canada and Province of Ontario, Coupled With New CAW Contract Key To Preserving Jobs In Canada

WARRENVILLE, Ill. -- September 4, 2003 -- International Truck and Engine Corporation will keep its Chatham, Ontario plant open and maintain a production schedule of heavy trucks, as the result of a long-term investment by the company, Government of Canada and the Province of Ontario, it was announced today.

The government participation is part of the company's 10-year, $189 (CDN$270) million program that includes investments in technology, advanced skills training, and state-of-the-art equipment to modernize and update the plant. Major elements include two new research and development centers to be established in partnership with one or more Ontario universities.

The Government of Canada will contribute up to $23 (CDN$33) million under its Technology Partnerships Canada program and various training programs. The Province of Ontario will contribute up to $22 (CDN$32) million towards the total investment as part of its $438 (CDN$625) million Large Scale Strategic Investment Initiative announced in February 2003.

As previously reported, the Canadian Auto Workers union (CAW) is also making a major investment in the future of the Chatham plant and its workforce. In May, the company and the CAW reached an agreement on an amended contract that runs through January 31, 2007 that will provide $31(CDN $44) million in annual cost savings. The contract can be extended for an additional two years by mutual agreement.

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EXHIBIT 99.1

Page Two/Chatham

Dan Ustian, president and chief executive officer of Navistar International Corporation, said the decision to keep the Chatham plant open, bolstered by the new CAW contract and the government financial participation, "reinforces our commitment to the heavy truck segment of the business and our goal of overall leadership in the North American truck market."

"The modernized International plant will help contribute to a sound economic future for Chatham-Kent and continued employment for 750 workers with a strong potential for growth," Ustian said.

Efforts to achieve necessary cost reductions at Chatham began in December 2001. Unable to achieve necessary cost savings, International announced plans to close its Chatham plant on October 17, 2002, and a July 18, 2003 closing date was set on March 28. The closing date was extended while the company continued discussions with government agencies concerning financial participation in programs to keep the plant open..

Ustian said the financial participation coming from the Government of Canada and the Province of Ontario in the areas of advanced research is particularly important. Truck research will focus on the development and testing of advanced production technologies, while diesel engine research will center on reducing emissions to meet more stringent emissions targets.

International Truck and Engine Corporation is the operating company of Navistar (NYSE: NAV), North America's largest combined commercial truck, school bus and mid-range diesel engine producer. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.internationaldelivers.com.

EXHIBIT 99.2

NAVISTAR SAYS CHATHAM DECISION AND UAW WINDOW PROGRAM WILL NOT CHANGE COMPANY'S EARNINGS GUIDANCE

WARRENVILLE, Ill. –September 4 –As reported earlier today, International Truck and Engine Corporation, the operating company of Navistar International Corporation (NYSE:NAV), announced that it would keep its Chatham, Ontario heavy truck assembly plant open.

Daniel C. Ustian, Navistar president and chief executive officer, said the company is pleased to have come up with a plan that meets the combined objectives of improved profitability for our heavy truck business and continued operations in Chatham.

Ustian noted that the impact of the decision to keep the plant operating would result in an adjustment to the company's existing restructuring charge recorded in the fourth quarter of 2002.

He added that the company has also accelerated the sign-up period for an early retirement window program offered to certain eligible, long-service United Auto Workers union (UAW) represented employees. The purpose of the window program is to enable the company to address the changing staffing needs of the business. The expected dates for retirement under the program have not been changed, but the earlier sign-up period requires the company to account for the program in the fourth quarter of 2003.

According to Ustian, Navistar is in the process of quantifying the impact of these decisions and will disclose them with the release of its fourth quarter earnings. Neither of these decisions however is expected to impact the company's earning guidance issued in the third quarter earnings release on August 15, 2003.

"These actions allow us to substantially complete our initial transformation strategy that we began in 1997," said Robert C. Lannert, vice chairman and chief financial officer.

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EXHIBIT 99.2

Page Two/Impact

Lannert said Navistar's focus "now is on execution: execution of our quality and cost improvement goals with our management team dedicated to delivering bottom-line savings and continuously improving results."

International Truck and Engine Corporation produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.internationaldelivers.com.

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility, and other risks detailed from time to time in Navistar's Securities and Exchange Commission filings. Navistar assumes no obligation to update the information included in this news release.

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